UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 30, 2015

Montpelier Re Holdings Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	001-31468	98-0428969
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Montpelier House

94 Pitts Bay Road

Pembroke HM 08

Bermuda

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (441) 296-5550

(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.07           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On June 30, 2015, Montpelier Re Holdings Ltd. (the “Company”) held a special general meeting (the “Special Meeting”) of the holders of its common shares (the “Shareholders”) in connection with its proposed acquisition by Endurance Specialty Holdings Ltd. (“Endurance”). All proposals considered and voted on by Shareholders at the Special Meeting were approved.  The following summarizes each of the proposals and the voting results thereon:

I. Approval of Merger Agreement and Plan of Merger

On March 31, 2015, the Company entered into an Agreement and Plan of Merger with Endurance and Millhill Holdings Ltd., a wholly-owned subsidiary of Endurance (the “Merger Agreement”). At the Special Meeting, Shareholders voted to approve (a) the Merger Agreement, (b) the agreement required by Section 105 of the Companies Act 1981 of Bermuda, as amended, the form of which is attached as Exhibit A to the Merger Agreement (the “Statutory Merger Agreement”), and (c) the merger of the Company with and into Millhill Holdings Ltd., as contemplated by the Merger Agreement and the Statutory Merger Agreement (the “Merger”).

The table below details the voting results for this proposal.

Votes For	Votes Against	Abstain	Non-Votes
37,766,525	64,825	92,273	1,648

II. Advisory Vote to Approve Executive Compensation

At the Special Meeting, Shareholders voted to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise related to the Merger.

The table below details the voting results for this proposal.

Votes For	Votes Against	Abstain	Non-Votes
27,627,032	10,198,091	100,148	0

III. Approval of Adjournment of Special Meeting

At the Special Meeting, Shareholders voted to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve Proposal I.

The table below details the voting results for this proposal.

Votes For	Votes Against	Abstain	Non-Votes
35,752,601	2,077,421	93,601	1,648

ITEM 8.01           OTHER EVENTS.

In connection with the completion of the Special Meeting disclosed under Item 5.07 of this report, on June 30, 2015, the Company issued a press release announcing that, at the Special Meeting, the Shareholders voted to approve the Merger. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

ITEM 9.01           FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated June 30, 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Montpelier Re Holdings Ltd. (Registrant)

June 30, 2015	By:	/s/ Jonathan B. Kim
Date	Name:	Jonathan B. Kim
	Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 30, 2015.

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